EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

December 2023

Item 3	News Releases

News release dated January 2, 2024

Item 4	Summary of Material Change

On December 31, 2023, the Company issued a total of $300,000 10% convertible debentures (the “Convertible Debentures”) which mature on June 30, 2025. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on December 31, 2025. Dr. Ahmad Doroudian, Chief Executive Officer of the Company, subscribed for a total of $125,000 Convertible Debentures. The participation of Dr. Doroudian in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider was exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days prior to the expected closing of the Convertible Debentures as Dr. Doroudian’s participation was not determined at that time. Proceeds of the Convertible Debentures will be used to further advance the development its lead compound, BETR-001.

In December 2023, the Company filed its unaudited consolidated interim financial statements for the three and nine months ended October 31, 2023, along with its management’s discussion and analysis and annual information form, which can be accessed at www.sedarplus.ca.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

January 2, 2024

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SCHEDULE “A”

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BetterLife Announces Closing of Convertible Debentures For

Further Development of BETR-001

VANCOUVER, British Columbia, January 2, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce the closing of $300,000 convertible debentures to further advance the development its lead compound, BETR-001. BETR-001 is BetterLife’s proprietary 2-bromo-LSD, a non-hallucinogenic derivative of lysergic acid diethylamide (LSD).

Ahmad Doroudian, the CEO of BetterLife said, “We will use these funds to complete additional BETR-001 IND-enabling studies required by the FDA as well as releasing of GMP drug substance that can be used in future clinical trials. Completion of each study gets BetterLife closer to submission of the IND and start of human clinical trials. Our 2023 published and un-published preclinical efficacy studies all support that BETR-001 will be active in treating psychiatric disorders like other 5HT-2A receptor agonist psychedelics with excellent safety profile. The de-risked profile of BETR-001 is further supported by the fact that 2-bromo-LSD has been in human studies in the 1950s, and its non-hallucinogenic nature, and safety and tolerability in humans confirmed.” He further added, “What makes BETR-001 unique is that it is not only de-risked, but it also has robust intellectual proprietary protection. We are excited to be able to bring this novel new treatment to patients with various psychiatric and neurological disorders in the near future.”

BetterLife issued a total of $300,000 10% convertible debentures (the “Convertible Debentures”) which mature on June 30, 2025.  The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit.  Each share purchase warrant will have an exercise price of $0.10 and will expire on December 31, 2025.  Dr. Ahmad Doroudian, Chief Executive Officer of the Company, subscribed for a total of $125,000 Convertible Debentures. The participation of Dr. Doroudian in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider was exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101.  At the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days prior to the expected closing of the Convertible Debentures as Dr. Doroudian’s participation was not determined at that time.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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